NEWS RELEASE

Sumitomo to Acquire 8.7% of Augusta in $37.5 Million Financing

VANCOUVER, BC, June 14, 2007 - Augusta Resource Corporation (TSX/AMEX: AZC; FWB: A5R) (“Augusta” or the “Company”) reports it has negotiated a non-brokered private placement (the “Placement”) for 10,719,827 common shares at C$3.50 per share for total gross proceeds of C$37,519,394 subject to regulatory approval. The Placement is 71% (7,600,000) subscribed by Sumitomo Corporation and Sumitomo Corporation of America (“Sumitomo”), and 29% (3,119,827) subscribed by two funds managed by US private investment firm Harbinger Capital Partners (“Harbinger”). Upon completion of the Placement, Sumitomo will hold 8.7% interest in Augusta. Harbinger currently holds an 18.6% interest in the Company, which will increase to 19.9% post closing.

Augusta is pleased to welcome Sumitomo as a valued shareholder in the Company, as they are world renowned for building strategic business partnerships. Augusta President and CEO Gil Clausen says, “We look forward to cultivating a long-term business relationship with both Sumitomo and Harbinger. For both parties to invest at this level speaks to the great potential of the Rosemont copper project.” He adds, “This financing arrangement will enable us to meet immediate project requirements for long-lead capital equipment, and fund working capital needs through to project financing at the end of our permitting process.”

Mitsuhiko Yamada, Executive Officer, General Manager of Mineral Resources Division 1 of Sumitomo Corporation, says, “Sumitomo is pleased to take a strategic interest in Augusta Resource Corporation. We are confident that this investment will become the foundation of a long standing strategic partnership for development of the Rosemont copper and molybdenum resources.”

Augusta also reports that M3 Engineering of Tucson is now integrating study components and completing the final technical details for the feasibility study. Augusta is looking forward to publishing the final report within several weeks.

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta is a mineral exploration and development company responsibly advancing the Rosemont copper project in Southern Arizona. The Company’s Rosemont property is located in Pima County, approximately 50 kilometers southeast of Tucson, Arizona, and contains a potentially world class open-pit copper/molybdenum/silver (“Cu/Mo/Ag”) deposit. Augusta has a solid asset base, proven management team, and is committed to becoming a mid-tier copper producer within five years. The company is traded on the American Stock Exchange and the Toronto Stock Exchange under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

ABOUT SUMITOMO CORPORATION – Sumitomo Corporation is one of Japan’s largest integrated trading and investment business enterprises. The Corporation not only conducts commodity transactions in all industries utilizing worldwide networks, but also provides related customers with various financing, serves as an organizer and a coordinator for various projects, and invests in businesses from mining and metals, through to the information and retailing industries.

For additional information please visit www.augustaresource.com or contact:

Gil Clausen, President and CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0136	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”
______________________
Gil Clausen
President and CEO

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 1, 2007. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com